Exhibit 99.5

MAVERIX METALS ANNOUNCES FIRST QUARTER 2020 RESULTS

AND DECLARES QUARTERLY DIVIDEND

May 15, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce its operating and financial results for the first quarter ended March 31, 2020.

The Company has changed its presentation currency from Canadian dollars (“CAD”) to U.S. dollars (“$”) and accordingly the comparative periods have been restated to reflect the change in presentation currency. All amounts in this news release are stated in U.S. dollars unless otherwise indicated.

First Quarter 2020 Financial Highlights

•	Revenue of $9.3 million;
•	Cash flow from operating activities, excluding changes in non-cash working capital of $5.7 million[1];
•	Attributable gold equivalent ounces sold of 5,871[1];
•	Average cash cost per attributable gold equivalent ounce sold of $167, resulting in cash operating margins of $1,415 per ounce[1];
•	Adjusted net income of $1.0 million[1]; and
•	Drew down $20.0 million on our revolving credit facility as a precautionary measure due to the current uncertainty surrounding COVID-19.

Dan O’Flaherty, CEO of Maverix, commented, “Despite global challenges due to COVID-19, Maverix had a strong start to the year, increasing our revenue and operating cash flow significantly by 64% and 128%, respectively, compared to Q1 2019. Our results demonstrate the strength of the diversified portfolio that we have established.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for Attributable Gold Equivalent ounce and per share amounts)	March 31, 2020	March 31, 2019
Statement of Income and Comprehensive Income
Royalty revenue	$6,076	$4,169
Sales	$3,214	$1,499
Total revenue	$9,290	$5,668
Cash flow from operating activities	$4,846	$2,128
Net income	$860	$1,158
Basic earnings per share	$0.01	$0.01
Dividends declared per share	$0.01	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$996	$1,323
Total Attributable Gold Equivalent ounces sold	5,871	4,358
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,582	$1,301
Average cash cost per Total Attributable Gold Equivalent ounce sold	$167	$152
Cash flow from operating activities, excluding changes in non-cash working capital	$5,733	$3,894

For complete details please refer to the Condensed Consolidated Interim Financial Statements and associated Management Discussion and Analysis for the quarter ended March 31, 2020, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on the Company’s website (www.maverixmetals.com).

COVID-19 Update

The Company continues to monitor and assess the potential impacts of COVID-19 on its employees and business. At this time, all employees continue to work remotely and there are no known cases of COVID-19. The Company is closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets.

As of May 7, 2020, the Company is aware of two operations located in Mexico (La Colorada and San Jose) that are temporarily suspended due to government restrictions imposed as a result of COVID-19. Mining has recently been classified as an essential activity in Mexico. This essential status should allow mining companies to resume production from May 18, 2020 as part of Mexico’s economic reactivation. Pan American Silver has stated it is currently developing plans to restart La Colorada.

Additionally, TMAC Resources (“TMAC”) announced it would be scaling down operations at Hope Bay and expects to run the processing plant through the end of July with material from its stockpiles and limited mine production, but there may be opportunities to extend this further. On May 8, 2020, TMAC announced that it had entered into a definitive agreement to be acquired by Shandong Gold Mining Co. Ltd., who as one of the world’s largest gold producers, has the financial strength, technical capability and long-term vision to maximize the value of Hope Bay.2

The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

Dividend

The quarterly cash dividend of US$0.01 per common share will be paid on or about July 15, 2020, to shareholders of record as of the close of business on June 30, 2020.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration, timing, amount and payment of future dividends remains at the discretion of the Company’s Board of Directors.

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including adjusted net income, total Attributable Gold Equivalent ounces sold, average realized gold price per Attributable Gold Equivalent ounce sold, average cash cost per Attributable Gold Equivalent ounce sold, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. Average realized gold price per Attributable Gold Equivalent ounce sold is calculated by dividing the total revenue by the Attributable Gold Equivalent ounces sold. Average cash cost per Attributable Gold Equivalent ounce sold is calculated by dividing the total cost of sales, less depletion, by the Attributable Gold Equivalent ounces sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce sold from the average realized gold price per Attributable Gold Equivalent ounce sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

2 Please refer to TMAC’s news releases dated March 20, 2020 and May 8, 2020.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.